Exhibit 12(b)

PACCAR FINANCIAL CORP. - FORM 10-Q

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Six Months Ended June 30
	2012		2011
FIXED CHARGES
Interest expense	$28.8		$32.2
Facility and equipment rental	.9		1.0

TOTAL FIXED CHARGES	$29.7		$33.2

EARNINGS
Income before income taxes	$66.2		$49.8
Depreciation	83.5		68.5

	149.7		118.3
FIXED CHARGES	29.7		33.2

EARNINGS AS DEFINED	$179.4		$151.5

RATIO OF EARNINGS TO FIXED CHARGES	6.04	X	4.56	X